

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 8, 2010

Mr. Raúl Alonso Peláez Cano
Chief Financial Officer
Gruma, S.A.B. de C.V.
Calzada del Valle, 407 Ote.
San Pedro Garza García, Nuevo León
66220, México

>   **Re: Gruma, S.A.B. de C.V.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2008**
>   **Filed June 30, 2009**
>   **File No. 001-14852**

Dear Mr. Peláez Cano:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief